Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

November 24, 2015

VIA EDGAR

Ms. Sonia Gupta Barros Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC
Offering Statement on Form 1A/A
Amendment No. 1 to Offering Statement on Form 1A/A
Submitted November 18, 2015
CIK No. 0001645583

Dear Ms. Barros:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 23, 2015 (the “Comment”) with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A/A (CIK No. 0001645583) submitted for public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on November 18, 2015, relating to the Company’s offering of up to $50,000,000 (the “Offering”) in common shares (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s Comment has been reproduced in italics herein with the response immediately following the Comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

“Testing the waters” Materials

1.	In connection with the Company’s “testing the waters” materials, please provide the context and factual basis for the following statements: (i) “Over the past three years we’ve built up a huge user base”, (ii) “Our waitlist is rapidly growing”, and (iii) “there will likely only be a limited number of spaces available in our next opportunity” and “space will be limited”.

Ms. Sonia Gupta Barros

Division of Corporation Finance

November 24, 2015

Response to Comment No. 1

In response to the Staff’s Comment, the Company has asked us to respectfully submit this letter that explains that it has a factual basis for each of the following statements regarding the Offering in its solicitation of interest materials, including, in particular, the following: (i) “Over the past three years we’ve built up a huge user base”, (ii) “Our waitlist is rapidly growing”, and (iii) “there will likely only be a limited number of spaces available in our next opportunity” and “space will be limited”.

“Over the past three years we’ve built up a huge user base…”

The Company has sufficient factual basis to state that the Fundrise Platform user-base is “huge.”

As an example of an online platform considered to have a large user base, LendingClub Corporation recently reported, in a press release reporting their third quarter results, that as of October 29, 2015, they had “over 100,000 active investors” on their website. As of the date hereof, the Fundrise Platform has over 65,000 unique registered users. Given that the Fundrise Platform user base is comparable in size to the user base of much more established platforms, the Company believes that it has sufficient factual basis to state that the Fundrise Platform has a huge user base.

“our waitlist is rapidly growing”

The Company has sufficient factual basis to state that its waitlist is rapidly growing. For example, the Company had approximately 5,000 unique individuals sign up within the first 24 hours of the waitlist for this Offering being available. As of the date hereof, the Company’s waitlist has approximately 7,900 individuals, with day-over-day growth of approximately 700 individuals per day. Further, the Company advises the Staff that it has not undertaken any solicitation activities other than to contact individuals who had previously signed up for the Fundrise Platform – meaning that the waitlist, as it stands today, is primarily comprised of individuals who have already self-selected to be registered users of the Fundrise Platform and not additional individuals who may come to the Fundrise Platform at a later date.

Given the average daily growth of the waitlist, as well as the potential for growth outside of the already established Fundrise Platform user-base, the Company believes that it has sufficient factual basis to state that its waitlist is rapidly growing.

“there will likely be limited number of spaces available in our next opportunity” and “space will be limited”

Ms. Sonia Gupta Barros

Division of Corporation Finance

November 24, 2015

The Company has sufficient factual basis to state that the size of the Offering is limited. The Offering is limited by Regulation A to being no more than $50,000,000 of the Company’s common shares over the next 12 months. In the event that the Offering is fully subscribed (or oversubscribed), the Company will be unable to qualify and sell additional securities under Regulation A to meet any excess demand.

Unlike in a registered offering on Form S-11 or a private placement pursuant to Rule 506 of Regulation D, if the Offering is fully subscribed (or oversubscribed), the Company cannot increase the size of the offering to accommodate any excess demand due to the regulatory limitations of Regulation A. Simply put, a Regulation A offering is inherently more limited in terms of amount of securities available to investors than a registration statement on Form S-11, or a private placement pursuant to Rule 506 of Regulation D. There is no greenshoe or over-allotment option available to the Company under Regulation A once it has reached the $50,000,000 limit.

Further, the Company notes that each of the sponsor’s previous three Regulation A offerings conducted on the Fundrise Platform sold out in a few months. While each of these offerings was significantly smaller in size, two of the offerings were limited solely to residents of one state (Virginia) and the District of Columbia, and the third was limited to residents of two states (Virginia and Maryland) and the District of Columbia. In contrast, this Offering is going to be available in an additional forty-eight (48) states (representing approximately 230,000,000 potential additional investors over the age of 18 [U.S. Census - http://quickfacts.census.gov]), whose residents were not permitted to invest in the previous Regulation A offerings. Without disparaging these 3 jurisdictions, clearly the market for these types of investments is much more focused in the larger states (e.g., New York, California, Illinois, Texas, etc.) that have not yet had the opportunity to invest in the sponsor’s previous Regulation A offerings.

In addition, the Company notes that the average investment by accredited investors on the Fundrise Platform over the past 12 months has been approximately $12,000. While it is anticipated that the average investment in the Offering will be lower as a result of allowing unaccredited investors to participate, an average investment of $10,000 would result in only 5,000 unique investors (or approximately 63% of the current waitlist), while an average investment of $5,000 would result in only 10,000 unique investors (or approximately 127% of the current waitlist). While the Company does not believe or expect that every person on the waitlist will invest in the Offering, given the explosive growth of the waitlist over the few days it has been available (as noted above), it is likely that the waitlist will end up being be far larger than what the Offering can reasonably accommodate.

Ms. Sonia Gupta Barros

Division of Corporation Finance

November 24, 2015

Finally, the Company advises the Staff that the sponsor’s most recent private placements sold out in record time: (i) on Nov., 10, 2015, a $1,600,000 listing of Project Dependent Notes sold out in less than three hours after having been first posted on the Fundrise Platform, and (ii) on Nov. 17, 2015, a $640,000 listing of Project Dependent Notes sold out approximately 20 minutes after having been first posted on the Fundrise Platform. This velocity was observed despite the fact that each listing was conducted without the use of general solicitation and limited solely to accredited investors. The average investment in each listing was approximately $14,953.27 and $13,333.33, respectively, per accredited investor.

Given the foregoing, the Company believes that it has sufficient factual basis to make statements that there will only be a limited supply of securities in the Offering.

If you have any questions or would like further information concerning the Company’s response to the Comment, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michael S. McCord, Controller
Rise Companies Corp.